Exhibit 99.1

Management’s Discussion and Analysis
for the Year Ended November 30, 2009

Contact Information

ALBERTA STAR DEVELOPMENT CORP.

506 – 675 West Hastings Street

Vancouver, British Columbia

V6B 1N2

Telephone: (604) 488-0860

Facsimile: (604) 408-3884

Contact Name: Tim Coupland, President

ALBERTA STAR DEVELOPMENT CORP.

Management’s Discussion and Analysis

for the Year Ended November 30, 2009

This management’s discussion and analysis (“MD&A”), dated March 29, 2010 should be read in conjunction with the accompanying audited financial statements and notes for the year ended November 30, 2009. The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Except as noted, all financial amounts are expressed in Canadian dollars.

This document contains certain statements that may be deemed “forward-looking statements”. All statements in this document, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, timing of resource calculation and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Alberta Star Development Corp. (the “Company”) to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver, uranium and base metals, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, aboriginal and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in the Company’s latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional information is available on SEDAR and may be accessed at www.sedar.com.

OVERVIEW AND OVERALL PERFORMANCE

Alberta Star Development Corp. is a Canadian Mineral Exploration Company engaged in the acquisition, exploration and development of exploration properties in Canada’s Northwest Territories (“NT”). These properties are in the exploration stage. The Company does not generate income or cash flow from its operations. The Company’s outlook is dependent on the global demand for the minerals that it is seeking on its properties, namely base and precious metals, including gold, silver, copper, cobalt, lead, zinc and uranium.

The Company delayed its 2009 exploration program due to unfavourable market conditions and high field costs related to working in the Northwest Territories. During the Summer of 2009, the Company demobilized its exploration camp at Echo Bay, NT. The Company intends to monitor and provide updates on its future exploration programs as market conditions change. The Company continues to reduce its overhead and look for additional avenues to conserve its working capital with the intent of acquiring an economic mineral deposit. The Company has a strong balance sheet, no debt, is focused on cost cutting and maintaining qualified management. The Company continues its search to acquire and develop a world class advanced stage exploration and production project. As a result of the uncertainty in the ongoing global economic crisis, the Company expects there to be a notable reduction in capital available to the resource industry for a number of years to come, and the Company intends to manage its cash resources and review opportunities as the economic circumstances demand. The Company has and continues to conduct due diligence reviews on a number of resource opportunities, including a number of advanced stage mineral exploration projects that meet the Company’s corporate mandate of acquiring opportunities with established resources, expansion potential, infrastructure, cash flow and near term cash flow.

To this end, on June 10, 2009, the Company filed a “Notice of Appearance and Request for Special Notice” with the United States Bankruptcy court for the District of Idaho regarding the Sterling Mining Company (“Sterling”) and its corporate assets situated in the Coeur d’Alene, Idaho mining district.

On July 3, 2009, the Company issued 790,000 stock options to directors, officers, employees and consultants of the Company with an exercise price of $1.00 per share for a period of five years.

As at September 4, 2009, the Company continued to be a party of interest with the United States Bankruptcy Court for the District of Idaho in the matter regarding Sterling and its corporate assets situated in the Coeur d’Alene, Idaho mining district, Idaho, USA. As a party of interest, the Company is interested in pursuing options with the debtor, Sterling and its related assets.

On November 2, 2009, the Company announced that it has entered into a binding term sheet with Sterling whereby the Company has entered into a binding agreement to acquire a controlling interest in Sterling and its assets and provide for financing of Sterling’s ongoing operations.

On November 4, 2009, the Company issued 100,000 stock options with an exercise price of $1.00 per share for a period of five years to Progressive IR Consultants Corp, an investor relations and corporate communications service provider. These options vest quarterly beginning on March 4, 2010.

On December 1, 2009, the Company announced that it has entered into a formal acquisition agreement with Sterling whereby the Company has entered into a binding agreement to acquire a 100% interest in Sterling and its assets and provide for financing of Sterling’s ongoing operations.

On March 8, 2010, the Company announced that it has entered into a letter agreement with Kootenay Gold Inc. (“Kootenay”), whereby the Company and Kootenay have agreed to cooperate in a joint bid to acquire a 100% interest in Sterling and its assets, and provide for financing of Sterling’s continuing operations and development.

On March 10, 2010, the Company announced that the 5 for 1 share consolidation that was approved by the Board of Directors and at the February 8, 2010 annual and special meeting will be effective March 11, 2010.

STERLING MINING COMPANY

Sterling is currently a debtor-in-possession in Chapter 11 Bankruptcy in the District of Idaho, U.S.A. Sterling is engaged in the business of acquiring, exploring, developing and mining mineral properties primarily those containing silver and associated base and precious metals. Sterling operates the Sunshine Silver Mine in Idaho and has exploration projects in Idaho, U.S.A. Sterling was incorporated under the laws of the State of Idaho on February 3, 1903 and its common shares are currently listed on the OTCBB: SRLMQ and Frankfurt Stock Exchange: SMX.

THE SUNSHINE SILVER MINE

The Sunshine Mine is located near Coeur d’Alene Idaho, U.S.A. and has been one of the world’s largest producers of silver, having recorded production of over 360 million ounces of silver since 1904. A 2007 Canadian “National Instrument 43-101- Standards of Disclosure for Mineral Projects”, report by Behre Dolbear & Company estimated remaining resources as follows: Measured and Indicated resources of 31.51 million ounces of silver in 1.43 million tons at 21.8 ounces of silver per ton; Inferred resources of 231.5 million ounces of silver in 2.28 million tons at 101.6 ounces of silver per ton. A qualified person has not done sufficient work to classify the historical estimate as current mineral resources, the issuer is not treating the historical estimate as current mineral resources and the historical estimate should not be relied upon. The Report can be found under Sterling’s profile with the U.S. Securities and Exchange Commission and available in Canada at www.sedar.com.

TERMS OF ACQUISITION OF STERLING

On June 10, 2009, the Company filed a “Notice of Appearance and Request for Special Notice” with the United States Bankruptcy Court for the District of Idaho, U.S.A. (the “Court”) regarding Sterling. Since the filing of the Notice, the Company has monitored the bankruptcy proceedings of Sterling and pursued various financing options with Sterling, which has resulted in the Agreement which would allow the Company to gain control of Sterling and its assets. The Agreement contains a number of conditions precedent to the obligations of the parties. Unless all of such conditions are satisfied or waived by the party for whose benefit such conditions exist, to the extent that they may be capable of waiver, the proposed transaction will not proceed. There is no assurance that the conditions will be satisfied or waived on a timely basis, or at all. Such conditions include: an order (“Order”) of the Court approving the Plan of reorganization of Sterling; all claims of all the creditors of Sterling are paid, satisfied, settled or compromised under the Plan of reorganization and that all other consents and approvals, including regulatory approvals, are obtained. The proposed transaction has not been approved by the TSX Venture Exchange (the “Exchange”) and remains subject to Exchange approval.

There can be no assurance that the proposed transaction will be completed as proposed or at all. The proposed transaction is an “arms length transaction” as defined in Exchange Policy 1.1.

The Agreement provides that Sterling file a Disclosure Statement (“Disclosure Statement”) in the bankruptcy proceedings. The Disclosure Statement has been approved by the Court and contains a Plan of Reorganization for Sterling. The Sterling Plan of Reorganization proposed a bidding process for 100% of the remaining authorized, but un-issued, common stock of Sterling entitling the Company to purchase all of the assets of Sterling. The key dates for the sale process are as follows:

February 15, 2010	Due date for deposits and qualification of bidders

April 19, 2010	Due date for bids

April 21, 2010	Auction

May 3, 2010	Plan confirmation hearing and sale approval hearing

May 14, 2010	Sale closing date

The Company is a qualified bidder and has submitted an offer to acquire 100% of the remaining authorized, but un-issued, common shares of Sterling, on a fully diluted basis, in exchange for US$10,500,000. In addition, the Company has agreed to make available up to US$1,250,000 (US$250,000 per month) in interim term debtor-in-possession financing to Sterling, which amount will bear interest at a rate of 10% per annum, bringing the total value of the agreement to US$11,750,000. The Agreement prohibits Sterling from soliciting or initiating any discussion regarding any other business combination or sale of material assets, contains provisions for the Company to match competing, unsolicited proposals and provides for a US$250,000 termination fee payable to the Company under certain circumstances.

It is the Company’s objective, subject to Court and Exchange approval, to acquire 100% of the remaining authorized, but un-issued, common shares of Sterling, and for Sterling to exit the Chapter 11 process with the following assets in place: its interest in the Sunshine Mine, facilities, and lease, and exploration interest in the Sterling exploration projects in Idaho. In addition, the Company upon meeting of the above referenced conditions, including the confirmation of a Chapter 11 Plan, will reconstitute the Sterling Board of Directors and make additions to senior management of Sterling.

The Company believes that the proposed acquisition of Sterling represents a significant opportunity for the Company to become a near-term, mid-tier silver producer.

On March 11, 2010, the Company consolidated its share capital on a ratio of a one (1) new common share without par value for every five (5) existing common shares without par value basis. The Company has concluded that the consolidation is in the best interest of the shareholders as it could lead to increased interest by a wider audience of potential investors and would better position the Company to obtain financing and pursue acquisition opportunities.

The Company maintains a strong balance sheet and has no long term debt. The Company continues to maintain seasoned and qualified management and seeks to fulfill its stated mandate of acquiring a world class advanced stage exploration and production project.

The Company’s shares are listed on the TSX Venture Exchange under the symbol “ASX”, on the OTCBB under the newly assigned symbol “ASXSD” and on the Frankfurt Exchange under the symbol “QLD”.

As at November 30, 2009, the Company had working capital of $13,132,754, inclusive of $14,700,318 of cash and cash equivalents on hand. Cash and cash equivalents on hand at the date of this MD&A are approximately $14,000,000 which is sufficient to cover additional property acquisitions, planned exploration expenditures, and administration for at least 12 months.

PROPERTIES

The Company’s exploration property assets consist of:

The Eldorado & Contact Lake IOCG & Uranium Properties:

The Company’s property interests consist of 32,598.70 ha (80,553.43 acres), situated in the Eldorado/Port Radium/Contact Lake area, McKenzie Mining District, NT. The Company is the first mineral exploration company in 75 years to successfully stake and control this large contiguous land package in the Northwest Territories.

1.	Contact Lake Mineral Claims – Contact Lake, and North Contact Lake Mineral Claims – Great Bear Lake, NT

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty (“NSR”), in five (5) mineral claims, totalling 1,801.82 ha (4,450.50 acres) located five miles southeast of Port Radium on Great Bear Lake, NT for cash payments of $60,000 (paid) and 60,000 common shares (issued and valued at $72,000) of the Company. The Company may purchase the NSR for a onetime payment of $1,000,000. The Company completed additional staking in the area in order to increase the project size to sixteen (16) contiguous claims, totalling 10,563.76 ha (26,103.52 acres). Collectively the properties are known as the Contact Lake Mineral Claims.

Expenditures related to the Contact Lake Mineral Claims for the year ended November 30, 2009 consist of amortization of $65,497 (2008 - $122,091), assaying and geochemical of $1,097 (2008 - $93,816), camp costs and field supplies of $120,468 (2008 - $141,074), claim maintenance and permitting of $260 (2008 - $4,544), community relations and government of $19,153 (2008 - $70,930), drilling of $12,304 (2008 - $105,994), equipment rental of $Nil (2008 - $3,750), geology and engineering of $28,682 (2008 - $227,902), geophysics of $Nil (2008 -$16,643) staking and line cutting of $6,500 (2008 - $Nil), transportation and fuel of $212,326 (2008 - $289,276), and wages, consulting and management fees of $626,682 (2008 - $771,526).

During the year ended November 30, 2006, the Company acquired a 100% right, interest and title, subject to a 2% NSR, in eleven (11) mineral claims (the “North Contact Lake Mineral Claims”), for cash payments of $75,000 and the issue of 50,000 common shares of the Company valued at $182,500. The Company may purchase one-half of the NSR for a one-time payment of $1,000,000. The North Contact Lake Mineral Claims are situated north of Contact Lake on Great Bear Lake approximately 680 km (423 miles) north of Yellowknife, NT, totalling 6,305.22 ha (15,580.48 acres).

Expenditures related to the North Contact Lake Mineral Claims for the year ended November 30, 2009 consist of camp costs and field supplies of $Nil (2008 - $1,034), drilling of $Nil (2008 - $353,182), transportation and fuel of $Nil (2008 - $9,606), and wages, consulting and management fees of $Nil (2008 - $13,012).

2.	Port Radium – Glacier Lake Mineral Claims, NT

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR in four (4) mineral claims, totalling 2,520.78 ha (6,229.00 acres) (the “Glacier Lake Mineral Claims”) located one mile east of Port Radium on Great Bear Lake, NT, for cash payments of $30,000 (paid) and 72,000 common shares (issued and valued at $72,000) of the Company. The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

The property contains a fully operational all-season airstrip and base camp, situated at Glacier Lake. The Echo Bay claim (produced 23,779,178 ounces of silver) and the Port Radium – Eldorado claim (produced 15 million pounds of uranium and 8 million ounces of silver). The Port Radium uranium belt was formerly one of Canada’s principal producers of uranium during the 1930s and 1940s.

Expenditures related to the Glacier Lake Mineral Claims for the year ended November 30, 2009 consist of amortization of $8,371 (2008 - $10,727), assaying and geochemical of $Nil (2008 - $54,136), camp costs and field supplies of $Nil (2008 - $1,178), claim maintenance and permitting of $6,227 (2008 - $6,241), geology and engineering of $Nil (2008 - $36,206), transportation and fuel of $Nil (2008 - $344,031), and wages, consulting and management fees of $Nil (2008 - $159,905).

3.	Eldorado South Project, NT

During the year ended November 30, 2007, the Company staked sixteen (16) claims (the “Eldorado South Uranium Mineral Claims”), and four (4) additional claims (the “Eldorado West Uranium Mineral Claims”) located ten miles south of Eldorado uranium mine on the east side of Great Bear Lake, NT and 680 km (423 miles) north of the city of Yellowknife, NT, collectively known as the Eldorado South Uranium Project. During the year ended November 30, 2009, the project area was reduced. The Eldorado South Uranium Project now consists of sixteen (16) mineral claims totaling 11,281.85 ha (27,878.62 acres).

The Eldorado South claims cover a radiometric anomaly that is over 3.5 kilometers in length and the expression suggests a potential near surface IOCG & uranium target. The radiometric maps show a well defined uranium anomaly with a marked correlation of strong thorium (Th) and potassium (k) ratio patterns. The Eldorado South Anomaly has never been drill tested. The Eldorado South Anomaly was discovered as a result of the completion of a High Resolution, Multi-Parameter Regional radiometric and magnetic geophysical survey which was conducted in July 2006. The survey consisted of 16,708 line-kilometers at 100 meter line-spacing’s. The purpose of the radiometric survey was to measure the gamma radiation field and locate prospective areas of high-grade uranium and poly-metallic deposition.

Expenditures related to the Eldorado South IOCG & Uranium Mineral Claims for the year ended November 30, 2009 consist of camp costs and field supplies of $Nil (2008 - $8,989), claim maintenance and permitting of $10,762 (2008 - $916), community relations and government of $Nil (2008 - $3,555), equipment rental of $Nil (2008 -$1,778), geology and engineering of $71,193 (2008 - $118,858), staking and line cutting of $71,500 (2008 -$237,944), transportation and fuel of $2,230 (2008 - $171,561) and wages, consulting and management fees of $48,942 (2008 - $210,381).

RESULTS OF OPERATIONS – YEAR ENDED NOVEMBER 30, 2009

The Company’s net loss for the year ended November 30, 2009 was $3,364,852 or $0.157 per share compared to a net loss of $6,489,209 or $0.31 per share for the year ended November 30, 2008. The significant changes during the current fiscal period compared to the same period a year prior are as follows:

Advertising and promotion expenses decreased to $30,649 during the year ended November 30, 2009 from the $265,378 during the same period a year prior. The decrease in advertising and promotion is primarily attributable to a reduction in advertising costs and news release dissemination.

Filing and financing fees increased to $153,211 for the year ended November 30, 2009 from $119,881 for the year ended November 30, 2008. The increase in costs is attributed to a general increase in fees associated with regulatory authorities.

Part XII.6 tax for the year ended November 30, 2009 was $7,392 as compared to $711,124 for the year ended November 30, 2008. Included in accounts payable and accrued liabilities at November 30, 2009 is $639,893 related to this amount as well as $739,687 charged against capital stock for potential future flow-through obligations.

Legal and accounting fees decreased to $332,372 for the year ended November 30, 2009, from $349,567 for the year ended November 30, 2008. The legal and accounting fees were relatively the same as the previous year due mainly to legal fees paid to the Company’s legal counsels in Alberta, British Columbia and the Northwest Territories for the Company’s Annual General Meeting, and other general corporate matters.

Office and miscellaneous expenses for the year ended November 30, 2009 were $81,910 as compared to $136,414 in the prior year. The current year office expenses were less due to reduced office overhead associated with the exploration programs.

Salaries and benefits for the year ended November 30, 2009 were $479,878 as compared to $575,269 for the year ended November 30, 2008.

Stock-based compensation expense totalling $539,159, a non-cash item, was incurred during the year ended November 30, 2009 for previously granted stock options that vested during the period as compared to $548,070 for the year ended November 30, 2008. 890,000 stock options were granted during the year ended November 30, 2009.

Transfer fees and shareholder information costs decreased to $279,242 for the year ended November 30, 2009 from $477,635 for the year ended November 30, 2008. The decrease in transfer fees and shareholder information costs period over period is due mainly to decrease in fees and number of consultants and analysts used for the Company’s investor relations and corporate development activities.

Travel expenses decreased to $70,266 during the year ended November 30, 2009 from $94,848 during the same period a year prior. This was due to decreased expenditures on trade show attendances and conferences during the current year.

Interest income decreased to $166,287 for the year ended November 30, 2009, compared to $767,768 during the same period a year prior primarily due to lower interest rates being paid on deposits during the current year.

A future income tax recovery of $104,590 for the year ended November 30, 2009 was incurred as a result of recording the tax effect from the issuance of $350,000 in flow through shares which were renounced to the investors at December 31, 2008 but had not yet been spent on mineral property exploration.

Total assets at November 30, 2009 decreased to $15,224,722 from $17,880,351 at November 30, 2008, primarily as a result of general and administrative and mineral property expenses.

SELECTED ANNUAL INFORMATION

The following table sets forth selected financial information of the Company for the last three fiscal years. This financial information is derived from the audited financial statements of the Company.

Item	For the Year Ended November 30
	2009	2008	2007
Total Revenue	Nil	Nil	Nil
Total (Loss) from Continuing Operations	($3,364,852)	($6,489,209)	($7,916,250)
Operating (Loss) per Share	($0.157)	($0.310)	($0.393)
Net (Loss) in Total	($3,364,852)	($6,489,209)	($7,916,250)
Net (Loss) on a per Share Basis	($0.157)	($0.310)	($0.393)
Total Assets	$15,224,722	$17,880,351	$24,384,800
Total Long Term Financial Liabilities	Nil	Nil	Nil
Cash Dividends Declared per Share	Nil	Nil	Nil

Net loss was reduced to $6,489,209 during fiscal 2008 from the $7,916,250 incurred during fiscal 2007 primarily due to a decrease in future income tax recovery to $Nil from the $7,123,638 recorded during fiscal 2007, a decrease in interest income during fiscal 2008 to $767,768 from the $1,279,560 earned during the prior fiscal period and a decrease in stock-based compensation, a non-cash expense, to $548,070 from the $1,970,027 incurred during fiscal 2007. This reduction also included a substantial decrease in exploration expenses to $3,612,962, incurred during 2008, as compared to $11,747,984 incurred during 2007.

Net loss was reduced to $3,364,852 during fiscal 2009 from the $6,489,209 incurred during fiscal 2008 primarily due to an increase in future income tax recovery of $104,590 from the $Nil recorded during fiscal 2008, a decrease in interest income during fiscal 2009 to $166,287 from the $767,768 earned during the prior fiscal period and a decrease in stock-based compensation, a non-cash expense, to $539,159 from the $548,070 incurred during fiscal 2008. This reduction also included a substantial decrease in exploration expenses to $1,313,613 incurred during 2009, as compared to $3,612,962 incurred during 2008.

MINERAL PROPERTY EXPENSES

Mineral property expenses comprise (1) exploration expenses, (2) acquisition costs, and (3) recoveries. Total expenditures for the years ended November 30, 2009 and 2008 are summarized below:

For the Year Ended November 30, 2009:	Exploration Expenses $	Acquisition Costs $	Recoveries $	Total $
Contact Lake Mineral Claims – Contact Lake, NT	1,092,969	-	-	1,092,969
Port Radium – Glacier Lake Mineral Claims, NT	14,598	-	-	14,598
Port Radium – Crossfault Lake Mineral Claims, NT	-	-	-	-
Port Radium – Eldorado Mineral Claims, NT	526	-	-	526
North Contact Lake Mineral Claims – Contact Lake, NT	-	-	-	-
Eldorado South Uranium Project, NT	204,627	-	-	204,627
Longtom Property – Longtom Lake, NT	893	-	-	893
MacInnis Lake Property – MacInnis Lake, NT	-	-	-	-
	1,313,613	-	-	1,313,613

For the Year Ended November 30, 2008:	Exploration Expenses $	Acquisition Costs $	Recoveries $	Total $
Contact Lake Mineral Claims – Contact Lake, NT	1,847,546	-	-	1,847,546
Port Radium – Glacier Lake Mineral Claims, NT	612,424	-	-	612,424
Port Radium – Crossfault Lake Mineral Claims, NT	17,757	-	(12,645)	5,112
Port Radium – Eldorado Mineral Claims, NT	-	-	-	-
North Contact Lake Mineral Claims – Contact Lake, NT	376,834	-	-	376,834
Eldorado South Uranium Project, NT	753,982	-	-	753,982
Longtom Property – Longtom Lake, NT	10,626	-	-	10,626
MacInnis Lake Property – MacInnis Lake, NT	6,438	-	-	6,438
	3,625,607	-	(12,645)	3,612,962

Additional particulars of expenditures on mineral properties are provided in Note 8 to the audited financial statements for the year ended November 30, 2009.

SUMMARY OF QUARTERLY RESULTS

The following information is derived from the Company’s quarterly financial statements for the past eight quarters:

Quarter Ended	Net Loss	Basic Loss per Share	Fully Diluted Loss per Share

November 30, 2009	$(679,571)	$(0.03)	$(0.03)
August 31, 2009	$(1,300,073)	$(0.05)	$(0.05)
May 31, 2009	$(663,356)	$(0.05)	$(0.05)
February 28, 2009	$(721,852)	$(0.05)	$(0.05)
November 30, 2008	$(1,295,864)	$(0.05)	$(0.05)
August 31, 2008	$(3,137,475)	$(0.15)	$(0.15)
May 31, 2008	$(1,030,325)	$(0.05)	$(0.05)
February 29, 2008	$(1,025,545)	$(0.05)	$(0.05)

The Company did not generate any revenues, other than interest income or have extraordinary items or results from discontinued operations in the period covered.

The Company’s net loss of $1,025,545 for the first quarter ended February 29, 2008, includes $635,544 of expenses relating to mineral properties expenditures, $631,553 of general and administrative costs and $241,552 of interest income. In the three month period ended February 29, 2008, there were no general and administrative costs associated with stock-based compensation.

The Company’s net loss of $1,030,325 for the second quarter ended May 31, 2008, includes $490,558 of expenses relating to mineral properties expenditures, $715,561 of general and administrative costs and $175,794 of interest income. In the three month period ended May 31, 2008, there were no general and administrative costs associated with stock-based compensation.

The Company’s net loss of $3,137,475 for the third quarter ended August 31, 2008, includes $2,269,177 of expenses relating to mineral properties expenditures, $1,013,508 of general and administrative costs and $145,210 of interest income. Included in general and administrative costs are stock-based compensation, a non-cash expense, of $548,070 relating to stock options that were granted in the quarter.

The Company’s net loss of $1,295,864 for the fourth quarter ended November 30, 2008, includes $217,683 of expenses relating to mineral properties expenditures, $1,283,393 of general and administrative costs and $205,212 of interest income. Included in general and administrative costs are transfer fees and shareholder information expenses of $149,145 relating to ongoing investor relations, of which $50,000 was paid to Laurel Hill Advisory Group Company to assist in connection with communicating to security holders for the February 3, 2009 annual general meeting. Also included in general and administrative costs are $649,290 relating to Part XII.6 tax related to unspent flow-through mineral exploration expenditures.

The Company’s net loss of $721,852 for the first quarter ended February 28, 2009, is comprised of $306,264 of expenses relating to mineral properties expenditures and $568,451 of general and administrative costs, offset by $104,300 in future income tax recoveries and $48,563 of interest income. Included in general and administrative costs are legal and accounting fees of $67,934 (February 29, 2008 - $67,802) that were incurred for the February 3, 2009 annual general meeting. Also included in general and administrative costs are transfer fees and shareholder information expenses of $90,926 (February 29, 2008 - $124,364) relating to ongoing investor relations and services relating to the annual general meeting.

The Company’s net loss of $663,356 for the second quarter ended May 31, 2009, is comprised of $339,061 of expenses relating to mineral properties expenditures and $375,166 of general and administrative costs, offset by $50,871 of interest income. Included in general and administrative costs are legal and accounting fees of $61,364 (May 31, 2008 - $83,710) that were incurred for the February 3, 2009 annual general meeting and ongoing legal due diligence on prospective exploration projects. Also included in general and administrative costs are transfer fees and shareholder information expenses of $50,963 (May 31, 2008 - $98,484) relating to ongoing investor relations.

The Company’s net loss of $1,300,073 for the third quarter ended August 31, 2009, is comprised of $478,590 of expenses relating to mineral properties expenditures and $855,513 of general and administrative costs, offset by $34,030 of interest income. Included in general and administrative costs are legal and accounting fees of $44,752 (August 31, 2008 - $35,430). Also included in general and administrative costs are transfer fees and shareholder information expenses of $48,541 (August 31, 2008 - $105,642) relating to ongoing investor relations and services.

The Company’s net loss of $679,571 for the fourth quarter ended November 30, 2009, is comprised of $189,698 of expenses relating to mineral properties expenditures and $522,986 of general and administrative costs, offset by $32,823 of interest income. Included in general and administrative costs are legal and accounting fees of $158,322 that were incurred for the February 8, 2010 annual general meeting. Also included in general and administrative costs are transfer fees and shareholder information expenses of $88,812 relating to ongoing investor relations and services relating to the annual general meeting.

LIQUIDITY AND CAPITAL RESOURCES

The Company currently has no operating revenues other than interest income. The Company relies primarily on equity financing as well as the exercise of options and warrants to fund its exploration and administrative costs.

The Company’s cash resources are invested in redeemable Canadian Guaranteed Investment Certificates on deposit with an AAA rated Canadian Banking Institution. None of the Company’s funds are exposed to repayment risks associated with short term commercial paper or asset-backed commercial paper. These securities comply with the Company’s strict investment criteria and policy of utilizing only R1-High Investment Guaranteed Instruments that are paid promptly on maturity or are convertible on demand.

As at November 30, 2009, the Company had cash and cash equivalents on its balance sheet of $14,700,318 and working capital of $13,132,754 as compared to $17,367,576 of cash and cash equivalents and working capital of $15,655,748 at November 30, 2008. The reduction in cash and cash equivalents of $2,667,258 was due to cash used in day to day operations.

As of the date of this report the Company has cash and cash equivalents of approximately $14,000,000. The Company believes that this is sufficient to fund its currently planned exploration and administrative budget through the balance of fiscal 2010.

CONTINGENCIES

The Company is aware of no contingencies or pending legal proceedings as of March 29, 2010.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that would require disclosure.

TRANSACTIONS WITH RELATED PARTIES

The Company’s Board of Directors consists of Tim Coupland, Brian Morrison, Edward Burylo, Robert Hall and Stuart Rogers. Tim Coupland is the Company’s President and Chief Executive Officer and Gord Steblin is the Company’s Chief Financial Officer.

The Company paid or accrued amounts to related parties as follows:

	For the Year Ended
	November 30, 2009	November 30, 2008
Management fees paid to a Company controlled by Mr. Tim Coupland	50,000	50,000
Management fees paid to a Company controlled by Mr. Robert Hall	25,000	25,000
Accounting fees paid to a Company controlled by Ms. Chantal Schutz	13,875	-
Accounting fees paid to a Company controlled by Mr. Gord Steblin	59,001	-
Secretarial fees paid to a Company controlled by Ms. Tamiko Coupland	15,000	15,000
Director fees paid to a Company controlled by Mr. Stuart Rogers	27,000	32,000
Director fees paid to Mr. Brian Morrison	17,000	3,000
Director fees paid to Mr. Edward Burylo	10,000	-
Salaries and benefits paid to directors and/or officers of the Company	479,878	575,269
	$696,754	$700,269

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of equipment, environmental and reclamation obligations, rates for amortization and variables used in determining stock-based compensation. These estimates are based on management’s best judgment. Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy and changes in foreign exchange rates.

Management has assessed the carrying value of its assets and does not believe the remaining assets have suffered any impairment.

The Company does not believe it has incurred any material environmental liabilities to date. The Company has the responsibility to perform reclamation in certain jurisdictions upon completion of drilling. The costs to complete this reclamation are immaterial and are expensed when incurred.

Management has made significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants and broker warrants issued on financings. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s balance sheet. Management has made estimates of the life of stock options and warrants, the expected volatility and expected dividend yields that could materially affect the fair market value of these types of securities. The estimates were chosen after reviewing the historical life of the Company’s options and analyzing share price history to determine volatility.

CHANGES IN ACCOUNTING POLICIES

Goodwill and Other Intangible Assets

Effective 1 December 2008, the Company adopted CICA Handbook Section 3064, “Goodwill and Other Intangible Assets”. The new requirements of Section 3064 are for recognition, measurement, presentation and disclosure. Section 3064 replaces Section 3062, “Goodwill and Other Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

On 20 January 2009, the Emerging Issues Committee (“EIC”) of the AcSB issued EIC Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”, which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC 173 should be applied retrospectively without restatement of prior years to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after 20 January 2009.

Mining Exploration Costs

On 27 March 2009, the EIC of the AcSB issued EIC Abstract 174, “Mining Exploration Costs”, which provides guidance on capitalization of exploration costs related to mining properties. It also provides guidance for development and exploration stage entities that cannot estimate future cash flows from its properties in assessing whether impairment in such properties is required. EIC 174 is to be applied retrospectively without restatement of prior periods in interim and annual financial statements for periods ending on or after 27 March 2009.

In 2001, the CICA issued Accounting Guideline No. 11, which covers the Company’s exploration activities. In the past, the Company has capitalized certain exploration costs on mineral properties that were not covered by feasibility studies, whereas under the new guideline, the Company was required to expense these amounts in the year incurred. Effective 1 January 2001, the Company adopted these new recommendations on a retroactive basis. The impact as at 1 January 2001 of the adoption of these new recommendations was to reduce mineral properties by $561,257 and to increase deficit, accumulated during the exploration stage by $561,257.

NEW ACCOUNTING PRONOUNCEMENTS

Business Combinations

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”, and provides the equivalent to IFRS 3, “Business Combinations” (January 2008). The new Section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination.

The new Section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100 percent of the equity interest in the acquiree is owned at the acquisition date. The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date. Subsequent changes in fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price.

Restructuring and other direct costs of a business combination are no longer considered part of the acquisition accounting. Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities.

The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2011. Earlier adoption is permitted.

Consolidated Financial Statements and Non-Controlling Interests

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”, which together replace Section 1600, “Consolidated Financial Statements”. These two Sections are the equivalent to the corresponding provisions of International Accounting Standard 27, “Consolidated and Separate Financial Statements” (January 2008). Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The new Sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The new Sections also require non-controlling interest to be presented as a separate component of shareholders’ equity.

Under Section 1602, non-controlling interest in income is not deducted in arriving at consolidated net income or other comprehensive income. Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interests based on relative ownership interests. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after 1 January 2011, and should be adopted concurrently with Section 1582.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011. The transition date of 1 January 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended 30 November 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Fair value - The fair value of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these financial instruments.

Exchange risk - The Company operates solely in Canada and therefore is subject to minimal foreign currency risk arising from changes in exchange rates with other currencies.

Interest rate risk - The Company is exposed to interest rate risk on its short-term investments, but this risk relates only to investments held to fund future activities and does not affect the Company’s current operating activities.

Credit risk - The Company places its temporary investment funds with government and bank debt securities and is subject to minimal credit risk with regard to temporary investments.

The Company does not have any risk associated with “other instruments”; that is, instruments that may be settled by the delivery of non-financial assets.

RISKS AND UNCERTAINTIES

The Company believes that the following items represent significant areas for consideration.

Cash Flows and Additional Funding Requirements

The Company has limited financial resources, no sources of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available. If the Company’s exploration programs are successful, additional funds will be required in order to complete the development of its properties. The sources of funds currently available to the Company include; raising equity or debt capital, or offering an interest in its projects to another party. There is no assurance that the Company will be successful in raising sufficient funds to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements, in which case the Company may have to delay or indefinitely postpone further exploration and development, or forfeit its interest in its properties or prospects.

Industry

The Company is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that funds spent on the exploration and development of a mineral deposit will result in the discovery of an economic ore body. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

Commodity Prices

The profitability of the Company’s operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The Company’s revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of mineral commodities.

Competition

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself with respect to the discovery and acquisition of interests in mineral properties, the recruitment and retention of qualified employees and other persons to carry out its mineral exploration activities. Competition in the mining industry could adversely affect the Company’s prospects for mineral exploration in the future.

Government Laws, Regulation & Permitting

Mining and exploration activities of the Company are subject to domestic laws and regulations governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances, the environment and other matters. Although the Company believes that all exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a substantial adverse impact on the Company.

The operations of the Company will require licenses and permits from various governmental authorities to carry out exploration and development at its projects. There can be no assurance that the Company will be able to obtain the necessary licences and permits on acceptable terms, in a timely manner or at all. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Title to Properties

Acquisition of rights to the mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed. To the best of the Company's knowledge, the Company has title to all of the properties for which it holds mineral leases or licenses or in respect of which it has a right to earn an interest, however, the Company cannot give an assurance that title to such properties will not be challenged or impugned.

The Company has the right to earn an increased interest in some of its properties. To earn this increased interest in each property, the Company is required to make certain cash payments. If the Company fails to make these payments, the Company may lose its right to such properties and forfeit any funds expended to such time.

Estimates of Mineral Resources

The mineral resource estimates used by the Company are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified resource will ever qualify as a commercially mineable (or viable) deposit which can be legally or commercially exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material.

Key Management

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved. The success of the Company is largely dependent on the performance of its key individuals. Failure to retain key individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success.

Volatility of Share Price

Market prices for shares of early stage companies are often volatile. Factors such as announcements of mineral discoveries, financial results, and other factors could have a significant effect on the price of the Company’s shares.

Conflict of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. These associations may give rise from time to time to conflicts of interest. As a result of such conflicts, the Company could potentially miss the opportunity to participate in certain transactions or opportunities.

SHARE DATA

As of March 29, 2010, the Company has 21,403,979 common shares without par value issued and outstanding. In addition, the Company has the obligation to issue the following additional common shares:

a)

Incentive stock options that could result in the issuance of up to 2,040,000 common shares. Of these stock options, 575,000 are exercisable at $4.25 each, 555,000 are exercisable at $1.75 each, 20,000 are exercisable at $5.00 each and 890,000 are exercisable at $1.00 each.

b)	Share purchase warrants that could result in the issuance of up to 466,667 common shares are exercisable at a price of $0.90 each until December 12, 2010.